Exhibit 3.1
AMENDMENT NO. 1
TO THE AMENDED AND RESTATED
BYLAWS OF
BIGBEAR.AI HOLDINGS, INC.

(a Delaware corporation)

This Amendment No. 1 to the Amended and Restated Bylaws (as currently in effect prior to Amendment No. 1, the “Bylaws”) of BigBear.ai Holdings, Inc., a Delaware corporation (the “Corporation”), is effective as of March 27, 2025.

Section 2.05 of the Bylaws entitled “Quorum” is hereby amended and restated in its entirety to read as follows:

Section 2.05 Quorum. Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed, the holders of record of one-third (33.33%) of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, one-third (33.33%) in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

Except as modified by this Amendment No. 1 to the Bylaws, the rest of the Bylaws remain unchanged and, as modified, continue in full force and effect.